Exhibit 12.1

CPI AEROSTRUCTURES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31,	For the Year Ended December 31,
	2011	2010	2009	2008	2007	2006

Pretax income (loss) from operations	$2,012,050	$542,896	$5,861,007	$3,853,613	$3,016,896	$(1,922,006)

Fixed charges:
Interest Expense	$37,632	$158,406	$252,961	$31,847	$22,441	$20,326
Interest element of rentals	24,436	110,133	128,588	145,247	160,236	173,671
Total Earnings	$2,074,118	$811,435	$6,242,556	$4,030,707	$3,199,573	$(1,728,009)

Ratio of earnings to fixed charges	55.12	5.12	24.68	126.56	142.58	(A)

(A)	Due to losses from continuing operations resulting in a deficiency of $1,922,006, the ratio coverage was less than 1:1.